Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (818) 575-4505

Tom A. Vadnais
Chief Executive Officer
ValueClick, Inc.
30699 Russell Ranch Drive
Suite 250
Westlake Village, CA 91362

> **Re: ValueClick, Inc.**
> **Definitive Schedule 14A**
> **Filed April 19, 2007**
> **File No. 1-31357**

Dear Mr. Vadnais:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Corporate Governance, page 2

Related Party Transactions, page 9

1.   State whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

2.   On page 11 you state that base salary levels are based on factors such as "job responsibilities, the Company's historical salary levels for that position, past and expected future performance, potential contributions to the Company's profitability and growth." You also indicate they may be the product of employment negotiations. On page 12 you make similar statements about the apparently individually-tailored considerations the compensation committee makes in determining equity awards. Throughout your compensation discussion and analysis, analyze how the board's or the committee's consideration of these individual performance and other mentioned factors resulted in the amounts paid for each compensation element to each officer for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

3.   Ensure that your compensation discussion and analysis discusses why compensation decisions were made for every named executive officer. See Item 402(b)(1) of Regulation S-K and Instructions 1 and 3 to Item 402(b). We note that you have not included such disclosure regarding Mr. Pullen even though he is a named executive officer for 2006.

2006 Executive Compensation Components, page 11

4.   You state that one objective of your executive compensation policies and practices is to "[a]ttract, retain and motivate over the long-term, high-quality and productive individuals by maintaining competitive compensation relative to other companies in the marketplace." Regarding base salary levels, you state that the levels "take into consideration [among other things] informal reviews by the Compensation Committee of salaries paid by similar companies for similarly situated employees." Yet you then state that "[n]o particular percentile of base salary in comparison with peers has been established as a target level of base salary." So that shareholders may understand any role benchmarking plays in your determining compensation, please explain why the compensation committee reviews the other companies' compensation and how those reviews affect base

salary levels, equity award amounts, or any other compensation element levels for your named executive officers.

To the extent that you benchmark an element of the officers' compensation, please identify the benchmarked companies, in accordance with Item 402(b)(2)(xiv) of Regulation S-K.

Performance-Based Cash Incentive Compensation, page 12

5. Explain why you have established different earnings targets for Messrs. Zarley, Ray and Paisley as opposed to the ones for Messrs. Vadnais and White. Also explain why you have established different base salary percentages as payout levels for the officers, including, if such terms are in employment agreements, why the particular percentages were chosen as agreement terms.

6. On page 12 you state the types of company performance measures the committee established for determining incentive compensation. Please also disclose the performance targets and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe disclosure of the targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why such information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

7. Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Compensation Arrangements Relating to Termination of Employment, page 14

8.   We note the various arrangements you have with three of the named executive officers and various scenarios described in the sections starting on page 21 discussing change-in-control payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did and why you have such arrangements for those particular named executive officers.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor